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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM N-8F

     APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.   GENERAL IDENTIFYING INFORMATION

1.   Reason fund is applying to deregister:

     [X]  MERGER

     [ ]  LIQUIDATION

     [ ]  ABANDONMENT OF REGISTRATION
          (Note:  Abandonments of Registration answer ONLY questions 1 through
           15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:      Corefunds, Inc.

3.   Securities and Exchange Commission File No.: 811-04107

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8 ?

     [X]  Initial Application        [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     530 East Swedesford Road
     Wayne, PA 19087

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

             James W. Jennings
             Morgan, Lewis & Bockius LLP
             1701 Market Street
             Philadelphia, PA 19103
             (215) 963-5276


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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

             1.      Corestates Investment Advisers, Inc.- (CSIA)
                     PNB Building
                     Broad and Chestnut Streets
                     Philadelphia, PA  19101
                     (215) 973-3350

             2.      SEI Investments Mutual Funds Services
                     530 E. Swedesford Road
                     Wayne, PA  19087
                     (610) 676-2813

             3.      SEI Investments Distribution Co.
                     1 Freedom Valley Drive
                     Oaks, PA  19456
                     (610) 676-1000

             4.      First Union National Bank
                     214 N. Hogan Street
                     Jacksonville, FL  32202
                     (800) 222-3862

             5.      Boston Financial Data Services
                     2 Heritage Drive
                     Quincy, MA  02171
                     (617) 328-5000

             6.      Morgan, Lewis & Bockius LLP
                     1701 Market Street
                     Philadelphia, PA  19103
                     (202) 467-7000

     NOTE: ONCE DEREGISTERED A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.


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8.   Classification of fund (check only one):

     [X]  Management company;

     [ ]  Unit investment trust; or

     [ ]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end     [ ]  Closed-end

10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

             1.)     CoreStates Investment Advisers, Inc. (CSIA)
                     PNB Building
                     Broad and Chestnut Streets
                     Philadelphia, PA 19101
                     (Investment Adviser)

             2.)     Aberdeen Fund Managers, Inc.
                     Suite 2210
                     NationsBank Tower
                     Fort Lauderdale, FL 33394
                     (Sub-adviser)

             3.) Analytic TSA International, Inc. (formerly, Alpha Global Fixed Income Managers, Inc.)
                     25/28 Old Burlington Street
                     London, England
                     W1X1LB
                     (Sub-adviser)


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             4.)     Cashman, Farrell & Associates
                     1235 Westlakes Drive
                     Berwyn, PA  19312
                     (Sub-adviser)

             5.)     Martin Currie, Inc.
                     29 Charlotte Square
                     Edinburgh, Scottland
                     EH24HA
                     (Sub-adviser)

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                     SEI Investments Distribution Co.
                     1 Freedom Valley Drive
                     Oaks, PA  19456

13.  If the fund is a unit investment trust ("UIT") provide:

            (a)         Depositor's name(s) and address(es):

            (b)         Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?

     [ ]   Yes     [X]  No

     If Yes, for each UIT state:
             Name(s):

             File No.:  811-_________

             Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]    Yes    [ ]    No


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     If Yes, state the date on which the board vote took place:

          February 6, 1998

     If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes   [ ]  No

     If Yes, state the date on which the shareholder vote took place:

             July 17, 1998

     If No, explain:

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes    [ ]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

             July 24, 1998

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes   [ ]  No

     (c)  Were the distributions made PRO RATA based on share ownership?

          [X]  Yes   [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


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     (e)  LIQUIDATIONS ONLY:
          Were any distributions to shareholders made in kind?

          [ ]  Yes   [X]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   CLOSED-END FUNDS ONLY:
      Has the fund issued senior securities?

      [ ]  Yes   [ ]  No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X]  Yes    [ ]  No

     If No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ] Yes     [X]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (SEE QUESTION 18 ABOVE)

   [ ]  Yes   [X]  No


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     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes    [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]   Yes   [X]   No

      If Yes,

      (a)  Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)     List the expenses incurred in connection with the Merger or
     Liquidation:

             (i) Legal expenses:                                 $232,061

            (ii) Accounting expenses:                            $62,488

           (iii) Other expenses (list and identify separately):

                 Outside Solicitor:                              $21,455
                 Proxy Printing:                                 $251,850
                 Welcome Letter:                                 $3,854
                 Annual Report/Prospectus Printing:              $392,018
                 Mailing/Postage:                                $76,763

           (iv)  Total expenses (sum of lines (i)-(iii) above):      $1,040,489

     (b)     How were those expenses allocated?


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             N/A

     (c)     Who paid those expenses?

             First Union National Bank

     (d)     How did the fund pay for unamortized expenses (if any)?

             N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [X]  Yes    [ ]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     Investment Company Act Release Nos. 23289 (June 26, 1998)(notice) and 23327 (July 22, 1998)(order)

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes     [X]   No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes     [X]   No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:


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          Evergreen Equity Trust, Evergreen Select Equity Trust, Evergreen
          International Trust, Evergreen Fixed Income Trust, Evergreen Select Fixed Income Trust, Evergreen Municipal Trust, Evergreen Money Market Trust, and Evergreen Select Money Market Trust.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          Evergreen Equity Trust: 811-08413
          Evergreen Select Equity Trust: 811-08363
          Evergreen International Trust: 811-08553
          Evergreen Fixed Income Trust: 811-08415
          Evergreen Select Fixed Income Trust: 811-08365
          Evergreen Municipal Trust: 811-08367
          Evergreen Money Market Trust: 811-08555
          Evergreen Select Money Market Trust: 811-08405

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Evergreen Equity Trust:
          File number:            333-50009
          Form Type:              N-14
          Filing Date:            4/13/98

          Evergreen Select Equity Trust:
          File number:            333-49867
          Form Type:              N-14
          Filing Date:            4/10/98

          Evergreen International Trust:
          File number:            333-50339
          Form Type:              N-14
          Filing Date:            4/17/98

          Evergreen Fixed Income Trust:
          File number:            333-49869
          Form Type:              N-14
          Filing Date:            4/10/98

          Evergreen Select Fixed Income Trust:
          File number:            333-50407


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          Form Type:              N-14
          Filing Date:            4/17/98

          Evergreen Municipal Trust:
          File number:            333-50523
          Form Type:              N-14
          Filing Date:            4/20/98

          Evergreen Money Market Trust:
          File number:            333-51233
          Form Type:              N-14
          Filing Date:            4/28/98

          Evergreen Select Money Market Trust:
          File number:            333-51147
          Form Type:              N-14
          Filing Date:            4/28/98

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


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                                  VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Corefunds, Inc. ("Corefunds"), (ii) he is the Secretary of Corefunds, and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                             /S/James W. Jennings
                                             --------------------
                                             Name: James W. Jennings
                                             Title: Secretary